UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

   Adastra And Umicore Sign A Memorandum Of Understanding On Cobalt Off-Take,
                            Marketing And Technology

Trading: TSX:AMZ and AIM:AAA

LONDON. U.K. (September 1, 2004) - Adastra Minerals Inc. ("Adastra" or "the Company") announced to-day that it has signed a Memorandum of Understanding ("MoU") with n.v. Umicore s.a. ("Umicore"). The MoU covers arrangements for:

>> negotiating a long-term, supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project ("Kolwezi Cobalt"),

>> Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers,

>> the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and

>>   Umicore's assistance in commissioning Kolwezi's cobalt circuit.

"This MoU is an extremely important step towards bringing Kolwezi into production", said Tim Read, President & CEO of Adastra Minerals Inc. "Suitable off-take arrangements will be essential for securing project finance for the Kolwezi Tailings Project; and Umicore, directly and indirectly, is a very major force in the cobalt market. Access to Umicore's cobalt refining technology and expertise will facilitate both the optimisation of the cobalt flowsheet and the ramp-up of operations to full production of cobalt. The two companies have remained close since Umicore took a strategic stake in Adastra five years ago. Umicore retains a 5% shareholding in the Company. "

"We see Kolwezi as an important future supplier of cobalt metal for Umicore and will therefore form part of our strategy for diversifying our sources of supply," said Marc Van Sande, Executive Vice President of Umicore and head of its Advanced Materials division. "We also see the Kolwezi Tailings Project as potentially a key element in bringing stability to cobalt pricing and supply. Both of these elements are essential for the continued growth of cobalt chemical consumption in major markets such as rechargeable batteries."

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 0.32% cobalt and 1.49% copper, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 7,000 tonnes of cobalt and 42,000 tonnes of copper, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastrucure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About Umicore

Umicore is an international metals and materials group. Its activities are centred on five business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services, Zinc and Copper. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and employs some 11,500 people. Umicore has a 5.0% shareholding in Adastra, and also holds warrants that if exercised would currently increase its shareholding to 9.6%. Dr Etienne Denis is a director of both Adastra and Umicore.

~ Ends ~


Contact us:

London
Tim Read                                  Simon Robinson/Justine Howarth
Chief Executive Officer                   Parkgreen Communications
T: +44 (0)20 7355 3552                    T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                    F: +44 (0)20 7491 3936
E: london@adastramin.com                  E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC") and the resource size and economic potential of that project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Adastra Minerals Inc. (the "Company")
                  Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  September 1, 2004

Item 3.  News Release

                  The News Release dated September 1, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that it has signed a Memorandum of Understanding with n.v. Umicore s.a. covering, among other things, arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project, and the provision of technical and other assistance by Umicore.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  44-207-355-3552

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 2nd day of September, 2004.

                                 ADASTRA MINERALS INC.

                                 Per:

                                 "Paul C. MacNeill"
                                 ---------------------------
                                 Paul C. MacNeill
                                 Director

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

   Adastra And Umicore Sign A Memorandum Of Understanding On Cobalt Off-Take,
                            Marketing And Technology

Trading: TSX:AMZ and AIM:AAA

LONDON. U.K. (September 1, 2004) - Adastra Minerals Inc. ("Adastra" or "the Company") announced to-day that it has signed a Memorandum of Understanding ("MoU") with n.v. Umicore s.a. ("Umicore"). The MoU covers arrangements for:

>> negotiating a long-term, supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project ("Kolwezi Cobalt"),

>> Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers,

>> the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and

>>   Umicore's assistance in commissioning Kolwezi's cobalt circuit.

"This MoU is an extremely important step towards bringing Kolwezi into production", said Tim Read, President & CEO of Adastra Minerals Inc. "Suitable off-take arrangements will be essential for securing project finance for the Kolwezi Tailings Project; and Umicore, directly and indirectly, is a very major force in the cobalt market. Access to Umicore's cobalt refining technology and expertise will facilitate both the optimisation of the cobalt flowsheet and the ramp-up of operations to full production of cobalt. The two companies have remained close since Umicore took a strategic stake in Adastra five years ago. Umicore retains a 5% shareholding in the Company. "

"We see Kolwezi as an important future supplier of cobalt metal for Umicore and will therefore form part of our strategy for diversifying our sources of supply," said Marc Van Sande, Executive Vice President of Umicore and head of its Advanced Materials division. "We also see the Kolwezi Tailings Project as potentially a key element in bringing stability to cobalt pricing and supply. Both of these elements are essential for the continued growth of cobalt chemical consumption in major markets such as rechargeable batteries."

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 0.32% cobalt and 1.49% copper, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 7,000 tonnes of cobalt and 42,000 tonnes of copper, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastrucure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About Umicore

Umicore is an international metals and materials group. Its activities are centred on five business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services, Zinc and Copper. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and employs some 11,500 people. Umicore has a 5.0% shareholding in Adastra, and also holds warrants that if exercised would currently increase its shareholding to 9.6%. Dr Etienne Denis is a director of both Adastra and Umicore.

~ Ends ~


Contact us:

London
Tim Read                                  Simon Robinson/Justine Howarth
Chief Executive Officer                   Parkgreen Communications
T: +44 (0)20 7355 3552                    T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                    F: +44 (0)20 7491 3936
E: london@adastramin.com                  E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC") and the resource size and economic potential of that project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ADASTRA MINERALS INC.
                                           --------------------------------

                                           (Registrant)


Date   September 2, 2004

                                  By:
                                       /s/Paul C. MacNeill
                                       -----------------------------------

                                       Paul C. MacNeill
                                       Director